DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DevvStream Corp.
Commission File No. 001-40977

On December 29, 2025, DevvStream Corp. (“DevvStream”), delivered a presentation to shareholders at its 2025 Annual Meeting which included an overview of the transactions contemplated by the Agreement and Plan of Merger by and among DevvStream, Southern Energy Renewables Inc. and Sierra Merger Sub, Inc. A copy of this presentation is below.

 December 2025  INVESTOR UPDATE

 Cautionary Note Regarding Forward-Looking Statements  This presentation contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed business combination transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern DevvStream’s or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.  Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: anticipated benefits of the transaction creating stockholder value or access to capital markets; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event that could give rise to termination of any of the documents related to the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the uncertainty of obtaining shareholder and regulatory approvals, including shareholder approval from both parties and listing of the combined company’s common stock on Nasdaq; the uncertainty of DevvStream’s capital requirements and cash runway, including receipt by DevvStream of any necessary financing; market acceptance of the combined company; risks associated with the business of the combined company, the risk related to Southern’s ability to obtain a private activity volume cap allocation from the State of Louisiana in support of its flagship biomass-to-fuel facility and secure offtake agreements; general economic, financial, legal, political, and business conditions and other risks and uncertainties including those set forth in DevvStream’s Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, and subsequent reports filed with SEC and Canadian securities regulatory authorities available on DevvStream’s profile at www.sedarplus.ca.   These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.  DISCLAIMER

 Cautionary Note Regarding Forward-Looking Statements  Any forward-looking statements speak only as of the date of this communication. Neither DevvStream or Southern undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.  Additional Information and Where to Find it  In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.  Participants in the Solicitation  DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.  DISCLAIMER

 No Offer or Solicitation  This presentation is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  DISCLAIMER

 YEAR IN REVIEW  The Company broadened its scope to new business areas—including CORSIA credits, I-RECs, and clean fuels—as it navigated ongoing challenges in the global voluntary carbon market.  Carbon Credits and I-REC management  Examples: Energy Efficient Technologies: definitive agreement to manage and monetize carbon credits + I‑RECs from verified energy savings.  Indonesia WtE: Two MoUs to structure, certify, and market I‑RECs and verified carbon credits (subject to definitive agreements and issuance)  Project Investment JV  Example: Capital‑light climate investing (Fayafi): MoU to explore “Fayafi x DevvStream Green Ventures” with an expected $100M initial commitment.  Digital infrastructure & tokenization strategy  $10M initial tranche completed under $300M convertible facility, as disclosed in the Company’s public filings. Crypto treasury holdings (as of October 31, 2025): approximately 22.2 BTC and 12.2k SOL, held with a qualified custodian. Designed to enhance balance-sheet flexibility and support blockchain-based treasury initiatives, as described in the Company’s Form 10-Q.

 FINANCIAL REVIEW  Financial Focus Areas  Supporting development of contracted and in-process projects  Maintaining balance-sheet flexibility and liquidity discipline  Strengthening reporting, governance, and internal controls as a public company  Financial Evolution Since Listing  Completed business combination and Nasdaq listing in November 2024  Transitioned reporting currency to U.S. Dollars, aligning with investor base  Shifted from transaction-driven-activity to execution and portfolio development  Financial Highlights   Early-stage operating company with initial revenues recognized in Q1 FY2026  Meaningful reduction in net loss year-over-year  Asset-light operating model focused on environmental asset origination and monetization  Continued emphasis on cost discipline and financial controls as a Nasdaq-listed issuer  Capital Position (as of October 31, 2025)  Total assets of approximately $8.8 million  Cash and restricted cash of approximately $2.1 million, including restricted balances associated with financing arrangements  Restricted digital assets of approximately $4.7 million, held with a qualified third-party custodian  Remaining assets comprised of receivables, prepaid expenses, carbon credit-related assets, deferred financing costs, and investment holdings, as reflected in the Company’s Form 10-Q  Established capital access arrangements, as disclosed in the Company’s public filings

 Environmental asset management and monetization expertise, including RECs and CORSIA credits  Digital infrastructure supporting environmental assets and capital access  Advancing tokenization of environmental assets  Development of low-cost aviation and shipping fuels from wood-waste biomass  Flagship Louisiana project in development  Combined Entity  Intends to utilize regional wood-waste biomass combined with carbon sequestration to produce green methanol and carbon-negative sustainable aviation fuel (“SAF”) at scale  Positioned to help aviation and maritime operators meet tightening global mandates  SAF production pathway, combined with environmental‑asset capabilities, is anticipated to reduce the cost burden that slows alternative fuel adoption  Southern, XCF Global, and DevvStream announced an MOU to pursue a multi‑pathway SAF strategy that integrates HEFA, e‑SAF, and environmental‑attribute monetization into a single low‑carbon fuels platform  Transforming DevvStream from an environmental-assets platform into a fuels-plus-assets growth company  DEVVSTREAM TRANSFORMATION

BUSINESS COMBINATION WITH SOUTHERN ENERGY

Key Stats

- Post-close ownership: Southern ~70%, DevvStream ~30%
- Southern shareholder's $2.0 PIPE investment in DEVS at significant premium to market completed December 3, 2025
- Plans to operate under Southern Energy Renewable name with two segments: Environmental Assets and Clean Fuels
- Expected to close 1H'26[(1)]

Strategic Rationale

- To align carbon credit origination with industrial scale SAF and green methanol production
- To create a U.S.-based clean-fuels platform designed for high-growth global aviation / maritime markets
- To utilize technology to produce clean-fuels at lower costs, enabling adoption
- To diversify DevvStream into a scalable fuels + credits business with long-duration revenue potential

(1) Subject to satisfaction of customary approvals and closing conditions

DevvStream

8

 Industrial, multi-year revenue stream potential from SAF, green methanol, clean chemicals and associated carbon assets  Southern purchased 128,370 DEVS shares at $15.58/share  Southern has committed to invest significant pre-closing capital to launch front-end engineering for its first commercial plant  Financial Implications  Developing lower-cost clean fuels facilities  Advancing wood-waste biomass to green methanol and SAF   Pursuing fuel offtake agreements with aviation and maritime customers  Potential for environmental asset generation through project development  Future Operations Potential  BUSINESS COMBINATION WITH SOUTHERN ENERGY

 Strategic Rationale  Integrated Clean Fuels Platform   To combine DevvStream's carbon-credit origination / monetization with Southern’s biomass-to-methanol-to-SAF platform  To create a U.S. based supply chain leveraging domestic feedstock, workforce, and infrastructure  To support compliance with emerging global mandates for (1) Aviation – via SAF and (2) Maritime via green methanol  To bolster US energy independence  Commercial Scale Opportunity Anchored by Development of Louisiana Project   Advanced discussion with offtake, feedstock, and technology partners  Potential to provide local jobs  Strategic Re-framing of DevvStream’s Business Model  Evolving from environmental services to a more financeable industrial platform   Adding potential high visibility, multi year revenue streams from fuels, methanol, and environmental assets  Unlocking optionality and valuation upside beyond historical DevvStream business  Potential Value Creation  Diversified Industrial Revenue Streams  Potential Cost Advantaged Fuel Production   Enhanced Capital Access & Financial Profile  Scalable Platform with Replication Potential  DIVERSIFYING INTO RENEWABLE FUELS PRODUCTION

 SAF Projected Growth(2)  Accelerated Actions: 9.0% average SAF blend - 30.9 Mt (10.2 Bgal)  Current Trends: 4.5% average SAF blend - 15.5 Mt (5.1 Bgal)  Existing Policies: 2.2% average SAF blend - 7.5 Mt (2.5 Bgal)  100  80  60  40  20  0  ICF Demand Scenarios  64%  56%  50%  44%  38%  26%  21%  15%  12%  9%  2%  45%  16%  38%  12%  34%  12%  29%  10%  25%  9%  21%  9%  16%  6%  13%  8%  6%  Mt/year  Bgal/year  4%  SAF is expected to be critical for the aviation industry to meet emission target goals and mandated compliance  Currently available SAF trades at a substantial premium in comparison to conventional jet fuel, making lower-cost approaches vital to economically supplying future growth needs  Conventional feedstocks (HEFA – hydro-processed esters and fatty acids) compete with traditional food ingredients and potentially lead to inflation for consumers  Lower cost feedstocks, such as biomass, when combined with carbon sequestration, have the potential to provide a low-cost, sustainable solution for the aviation industry to meet their decarbonization goals  SAF IS CRITICAL; Projected High growth  SAF: The Key to Decarbonizing(1)  (1) Source: Destination 2050 Consortium, A Route to Net Zero European Aviation, 2021; (2) SkyNRG, ICF: 2025 SAF Market Outlook

 CASE STUDY: SAF-GLOBAL MANDATES  14%  50%  10%  10%  2%  UK: 22%  EU: 70%  5%  1%  5%  5%  10%  7%  1%  1%  47%  30%  None  Stated Policy, eFuel Sub - Mandate  Stated Policy  Announced Pledges  Additional, ICAO has pledged to reduce aviation emissions by 5% by 2030 through the use of SAF  Many mandates have maximum percentages set for years prior to 2050. It is assumed that all mandates extend through 2050 at their last stated percentage  Ready for uplift  SAF mandates are in place or in-development in 38 countries  June 2021  Net Zero Mandate  July 2023  ETS  Recent Climate Policies Impacting Aviation(1)  June 2022  Net Zero Mandate  Mar   2023  ETS  Source: Boeing  Shown by date enacted and/or date aviation brought into an existing policy. All SAF mandates and a sample ETS & net zero mandates shown  May 2023  SAF Mandate  Feb  2024  SAF Mandate  Oct  2024  SAF Mandate  Nov  2024  SAF Mandate  May 2025  SAF Mandate  Aug 2025  SAF Mandate  Sept 2025  SAF Mandate  Oct  2023  SAF Mandate

SOUTHERN ENERGY AT-A-GLANCE

Strategic Rationale

- U.S.-based developer of lower-cost clean fuels facilities
- Flagship biomass-to-fuel project in development in Louisiana targeting large-scale production of green methanol and carbon-negative SAF
- Plan to deliver commercially scalable, clean fuels that support the aviation and maritime industry decarbonization mandates

✔ Potential Capital Pathway Identified

✔ Feedstock Strategy Identified

✔ Partner Discussions

✔ Project Development Advancing

✔ Advancing Integrated Workforce Plan

Future Operations Potential

- Develop and operate flagship Louisiana-based facility to convert low-cost feedstock to transportation fuels and other products
- Working to de-risk project development via secure long-term offtake agreements with aviation and maritime customers for SAF and green methanol
- Leverage U.S. 45Q tax credits through carbon sequestration to enhance project economics



Louisiana Platform

- $402 million bond allocation from the Louisiana Community Development Authority for the flagship facility, subject to further approvals and conditions
- Strategic location chosen for:
  - Concentrated biomass feedstock
  - Strong logistics infrastructure
  - Experienced industrial workforce



DevvStream

13

ONE Aligned Vision  Shared Strategic Vision  Environmental-asset origination and monetization expertise  Carbon credit, renewable attribute, and climate-solutions platform  Digital infrastructure supporting environmental assets and capital access  Capital markets experience as a U.S.-listed public company  Structures, manages, and scales sustainability-linked assets  Developing biomass-to-fuel pathway targeting carbon negative SAF and green methanol   Identified domestic wood waste biomass feedstock and infrastructure   Louisiana LCDA bond allocation expected to provide a strong foundation for project financing of the Louisiana biomass-to-fuel facility (subject to further approvals and conditions)  Industrial scale project development focused on U.S. clean energy   TOGETHER, WE HAVE THE POTENTIAL TO UNLOCK  A carbon-negative fuels development platform with embedded environmental asset value, positioned to deliver lower effective SAF costs globally via a differentiated U.S.-based platform  Potential to serve surging SAF and green methanol demand driven by aviation and maritime mandates  Two-division model would combine clean fuels with environmental-asset origination and monetization  Potential to leverage digital infrastructure to support environmental assets, capital access, and scalability  Designed to lower the “effective cost” of SAF—one of the biggest barriers to adoption  Anticipated Louisiana-anchored platform aligned with U.S. energy policy and positioned for scalable, long-term growth  DevvStream Platform  Carbon Assets & Environmental Projects   Southern Platform   Low-Cost Clean Fuels & Infrastructure

 Potential to create first U.S. platform uniting carbon-negative fuel production with environmental-asset monetization through tech-driven systems  Flagship Louisiana project backed by $402M LCDA allocation and advantaged regional biomass supply   2  Potential for limited subsidy reliance due to integrated credits and co-products  3  Potential for lower-cost, highly competitive SAF production with strong feedstock accessibility   4  Significant synergy opportunities and expanded long-term value potential   6  Strong regulatory alignment with tightening aviation and maritime decarbonization mandates  5  1  KEY HIGHLIGHTS